Lucinda K. Treat, Esq.
Executive Vice President and
Chief Legal, Human Resources, Compliance and Corporate Affairs Officer
237 Park Avenue, 14th Floor
New York, NY 10017
Phone:	(212) 527-5180
Fax:	(212) 527-4801
E-mail:	lucinda.treat@revlon.com

VIA EDGAR
Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
July 15, 2014

Re:	Revlon, Inc.
Revlon Consumer Products Corporation
Form 10-K for the year ended December 31, 2013
Filed March 5, 2014
Definitive Proxy Statement
Filed April 24, 2014
File Nos. 1-11178 and 033-59650

Dear Mr. Cash:

Please find below the response of Revlon, Inc. and Revlon Consumer Products Corporation (together, “Revlon” or the “Company”) to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 2, 2014 (the “Comment Letter”), relating to Revlon, Inc.’s definitive 2014 proxy statement, filed with the Commission on April 24, 2014 (the “Proxy Statement”).  For the Staff’s convenience, we have repeated the Staff’s comment in the Comment Letter below (in italic type) before Revlon’s response.

Definitive Proxy Statement

Incentive Compensation; Long-Term Compensation, page 25

1.
We note your response to comment 4 in our letter dated May 20, 2014, including your statement that the Compensation Committee approved funding the LTIP “at 75% of the target awards.”  In future filings, please clarify what the target awards are for each NEO and how they were determined.  In addition, we note your disclosure that the awards were “structured as flat dollar amounts.”  If you mean that the target awards (to which the 75% applied in 2014) are flat dollar amounts, then please clarify this and disclose that flat dollar amount applicable to each NEO in future filings.  Otherwise, please clarify what this statement means.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 15, 2014

COMPANY RESPONSE TO COMMENT #1:

We confirm that the reference to “flat dollar amounts” meant that the target LTIP awards were granted to the executive officers at the outset of the fiscal year denominated as specific, fixed dollar amounts (e.g., Chris Elshaw’s target 2013 LTIP amount was $500,000; for all LTIPs granted to NEOs in respect to 2013, see the “Grants of Plan-Based Awards” section of the Company’s Proxy Statement under the table entitled “Estimated Possible Future Payouts under Non-Equity Incentive Plan Awards”).  The actual payout of these “flat dollar” LTIP awards, after the completion of the fiscal performance period, was subject to adjustment based only on the LTIP’s funding level percentage that was determined by the Company’s performance against its respective corporate performance objectives.

In contrast, an executive officer’s target annual bonus is denominated as a percentage of the executive officer’s annual base salary.  After the completion of the fiscal performance period, the actual payout of annual bonus awards was subject to adjustment based not only on the bonus program’s funding level that was determined by the Company’s performance against its respective corporate performance objectives, but also varied based on the executive officer’s performance against his or her individual performance objectives.

We had identified each of the NEO’s target and maximum LTIP awards in the “Grants of Plan-Based Awards” section of the Company’s Proxy Statement under the table entitled “Estimated Possible Future Payouts under Non-Equity Incentive Plan Awards.” In future filings, we will provide additional disclosure to clarify how the LTIP payouts are determined, as noted in our response to Comment 4 in our June 18, 2014 letter to the Staff.

Thank you for your consideration of Revlon’s responses to the Staff’s Comment Letter and please do not hesitate to call the undersigned at (212) 527-5180, or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233, if you have any questions or need any additional information.

Sincerely,

/s/ Lucinda K. Treat

Lucinda K. Treat, Esq.
Executive Vice President and Chief Legal, Human Resources, Compliance and Corporate Affairs Officer
Revlon, Inc.

cc:	Lawrence Alletto
Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Revlon, Inc.
Phone: (212) 527-5181

Marc S. Gerber
Partner
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: (202) 371-7233